Exhibit 12.1
Atlas Air Worldwide Holdings, Inc.
Computation of Ratio of Earnings to Fixed Charges and Preferred Stock Dividends
(in thousands, except ratios)
(Unaudited)

	For the					For the period
	Quarter					July 28,	January 1,
	Ended					2004 to	2004 to
	March 31,	For the Year Ended December 31,				December 31,	July 27,
	2009	2008	2007	2006	2005	2004	2004

Earnings
Income before income taxes and noncontrolling interest	$38,459	$113,896	$132,735	$93,801	$123,763	$40,814	$38,730
Distributed income of equity investees	—	650	—	2,660	897	448	—

Adjusted pre-tax earnings	38,459	114,546	132,735	96,461	124,660	41,262	38,730
Add:
Total fixed charges from below	24,255	102,340	96,590	111,384	124,805	50,632	77,517
Less:
Capitalized interest	3,037	11,282	4,489	726	123	—	—
Noncontrolling interest	—	(3,675)	—	—	—	—	—

Total fixed charges included in income before income taxes, capitalized interest and noncontrolling interest	21,218	94,733	92,101	110,658	124,682	50,632	77,517

Earnings before fixed charges	$59,677	$209,279	$224,836	$207,119	$249,342	$91,894	$116,247

Fixed charges
Interest expense, including capitalized interest	$11,667	$49,986	$44,732	$60,298	$74,512	$30,582	$50,222
Portion of rentals representative of interest factor (a)	12,588	52,354	51,858	51,086	50,293	20,050	27,295

Total fixed charges (b)	$24,255	$102,340	$96,590	$111,384	$124,805	$50,632	$77,517

Ratio of earnings to fixed charges	2.5	2.0	2.3	1.9	2.0	1.8	1.5

Adjustment for preferred stock dividends	$—	$—	$—	$—	$—	$—	$—

Ratio of earnings to fixed charges and preferred stock dividends (c)	2.5	2.0	2.3	1.9	2.0	1.8	1.5

(a)	Estimated interest component of operating rentals represents an appropriate portion of rentals representative of the interest factor for operating lease rentals.

(b)	Interest expense includes amounts capitalized, amortization of debt expense and discounts / premiums relating to indebtedness and does not include interest on uncertain tax positions, which is included in income tax expense / (benefit).

(c)	The ratio of earnings to fixed charges and preferred stock dividends is the same as the ratio of earnings to fixed charges as there was no preferred stock outstanding.